November 5, 2024

Eun (Angela) Nam
Chief Financial Officer and Chief Accounting Officer
FTAI Aviation Ltd.
415 West 13th Street, 7th Floor
New York, NY 10014

       Re: FTAI Aviation Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Item 2.02 Form 8-K filed July 24, 2024
           File No. 001-37386
Dear Eun (Angela) Nam:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 32

1. Please substantially revise both your consolidated and segment results of operations discussions to disclose in greater detail the underlying business reasons for material changes between periods in each line item. In circumstances where there are more than one underlying business reason for the change, quantify the incremental impact of each individual reason discussed on the overall change in the line item. Refer to
       Item 303 of Regulation S-K.
Consolidated Balance Sheets, page 53

2. Please disclose total current assets and total current liabilities for all periods presented. Refer to Rules 5-02.9 and .21 of Regulation S-X.
 November 5, 2024
Page 2

Consolidated Statements of Operations, page 54

3. Please present cost of tangible goods sold, expenses applicable to rental income, cost of services and expenses applicable to other revenues separately. Refer to Rule 5-03.2 of Regulation S-X.
4. Please include gain on sale of assets, net in the same area of the statements of operations as your operating items. Also, include interest expense in the same area of the statements of operations as your non-operating items. Refer to Rules 5-03.3 through .9 of Regulation S-X and ASC 360-10-45-5.
Consolidated Statements of Cash Flows, page 58

5. Please disclose in greater detail the nature of each non-cash activity shown in the supplemental disclosures. The revised disclosures should clearly discuss both sides of the non-cash transactions, so that it is transparent why the transactions are non-cash.
       For the transfers from leasing equipment, please also disclose the asset category to which the transfers were made and the circumstances surrounding the transfers. Also, tell us whether these assets were still under lease at the time of transfer and quantify the amounts for each period presented. Next, tell us and disclose whether the later cash inflows from the sale/disposition of leasing equipment transferred to inventory are included in investing activities or operating activities. If these later cash inflows are not included in investing activities, explain in detail how your inconsistent classification for the cash outflows and cash inflows complies with GAAP. For all cash inflows included in operating activities related to leasing equipment transferred to inventory, tell us the amounts for each period presented, including 2024 interim periods. If there have been transfers from inventory to leasing equipment or other long-lived assets, provide revised disclosures presenting this non-cash activity separately and include a similar GAAP analysis with quantification of cash inflows included in investing activities related the sale/disposition of inventory transferred to leasing equipment or other long-lived assets. Finally, disclose in a footnote your accounting policy for cash inflows and cash outflows related to each category of transferred assets (before transfer and after transfer). Refer to ASCs 230-
       10-45-22 and 45-22A.
Note 11. Income Taxes, page 76

6. Please disclose for each period presented the amounts of domestic and foreign pre-tax income. Refer to Rule 4-08(h)(1) of Regulation S-X.
Note 13. Segment Information, page 80

7. Please disclose the amounts of revenues and long-lived assets for each individual country that is material. Refer to ASC 280-10-50-41.
 November 5, 2024
Page 3

Item 2.02 Form 8-K filed July 24, 2024
Exhibit 99.1
Business Highlights, page 1

8. Please present net income (loss) attributable to shareholders for your aerospace products segment, when adjusted EBITDA for your aerospace products segment is presented. Also, provide a reconciliation between the amounts.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services